Exhibit 4.1

RIGHTS AGREEMENT AMENDMENT NO. 1

This Rights Agreement Amendment No. 1 (this “Amendment”), dated as of August 11, 2004, to the Rights Agreement, dated as of November 29, 2000 (the “Rights Agreement”), is between VARCO INTERNATIONAL, INC., a Delaware corporation (the “Company”), and MELLON INVESTOR SERVICES LLC (formerly CHASEMELLON SHAREHOLDER SERVICES, L.L.C.) (the “Rights Agent”).

The Company and the Rights Agent have heretofore executed and entered into the Rights Agreement. Pursuant to Section 26 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 26 thereof and the Company desires and directs the Rights Agent to so amend the Rights Agreement. All acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects authorized by the Company and the Rights Agent.

In consideration of the foregoing premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto agree as follows:

1. Section 1.1 of the Rights Agreement is hereby modified and amended by deleting in its entirety the first sentence thereto and replacing it with the following new sentence and by deleting the second sentence thereto in its entirety:

1.1 “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding but shall not include (i) an Exempt Person (as such term is hereinafter defined) or (ii) National-Oilwell, Inc., a Delaware corporation (“National-Oilwell”), or any Affiliate or Associate thereof; provided, however, that National-Oilwell will become an “Acquiring Person” in the event that National-Oilwell becomes the Beneficial Owner of an aggregate of 15% or more of the Common Shares of the Company then outstanding other than pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2004, or any amendments thereof approved in advance by the Board of Directors of the Company (the “Merger Agreement”), between the Company and National-Oilwell.

2. Section 1.9 of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

Notwithstanding anything in the Agreement to the contrary, no Shares Acquisition Date shall be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Merger Agreement, (ii) acceptance for payment and purchase of the Company’s Common Shares pursuant to the Merger Agreement or (iii) the consummation of any of the transactions contemplated by the Merger Agreement, including the Merger (as defined in the Merger Agreement).

3. Section 1.12 of the Rights Agreement is hereby amended by adding the following where appropriate:

Merger Agreement	1.1
National-Oilwell	1.1

4. Section 3.1 of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

Notwithstanding anything in this Agreement to the contrary, no Distribution Date shall be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Merger Agreement, (ii) acceptance for payment and purchase of the Company’s Common Shares pursuant to the Merger Agreement or (iii) the consummation of any of the transactions contemplated by the Merger Agreement, including the Merger (as defined in the Merger Agreement).

5. Section 7.1 of the Rights Agreement is hereby amended to delete the word “or” at the end of Section 7.1(iii), to delete the period at the end of Section 7.1(iv) and to add the following clause at the end of Section 7.1:

“or (v) immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement).”

6. Section 11.1.2 of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

Notwithstanding anything in this Agreement to the contrary, no Trigger Event shall be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Merger Agreement, (ii) acceptance for payment and purchase of the Company’s Common Shares pursuant to the Merger Agreement or (iii) the consummation of any of the transactions contemplated by the Merger Agreement, including the Merger (as defined in the Merger Agreement).

7. Section 13.1 of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

Notwithstanding anything in this Agreement to the contrary, none of the events described in clauses (A) through (C) of the first sentence of this Section 13.1 shall be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Merger Agreement, (ii) acceptance for payment and purchase of the Company’s Common Shares pursuant to the Merger Agreement or (iii) the consummation of any of the transactions contemplated by the Merger Agreement, including the Merger (as defined in the Merger Agreement).

8. Section 26 of the Rights Agreement is hereby amended by deleting the third sentence thereto in its entirety.

9. A new Section 35 shall be added and shall read as follows:

35. Termination. Immediately prior to the Effective Time (as defined in the Merger Agreement), this Agreement shall be terminated and all outstanding Rights shall expire.

10. The Right Agreement is hereby further amended to delete every reference to the term “Existing Holder” or phrase “or Existing Holder” contained therein.

11. Except as expressly amended hereby, the Rights Agreement remains in full force and effect in accordance with its terms.

12. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

13. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

14. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

15. Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

VARCO INTERNATIONAL, INC.

By:	/s/ CLAY C. WILLIAMS
Name: Clay C. Williams Title: Vice President and Chief Financial Officer

MELLON INVESTOR SERVICES LLC, as Rights Agent

By:	/s/ CINDY BENNETT
Name: Cindy Bennett Title: Client Service Manager

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